File No. 82-1264

02049171

BRIDGESTONE

BRIDGESTONE CORPORATION
Kyobashi 1-chome, Chuo-ku
Tokyo, 104-8340 Japan
FAX : 81-3-3563-6907

August 9, 2002

SUPPL

Office of International Corporate Finance
Mail Stop ~~3-9~~ 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
AUG 12 2002
WASH. D.C. 180 SECTION

Dear Sirs,

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

We have made public on August 9, 2002, the following messages.

- News Release "Bridgestone Group to Expand Global Production Capacity".
- Semi-Annual Financial Results

In accordance with the Rule 12g 3-2(b), we are enclosing above documents.

Sincerely,

Akira Suzuki
Treasurer
Bridgestone Corporation

dw 8/21

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-Chome, Chuo-ku, Tokyo 104-8340 Japan
Phone: (03) 3563-6811
Fax: (03) 3567-4615

FOR IMMEDIATE RELEASE
Contact: S. Hata/S. Ozaki
(81-3) 3563-6811

Bridgestone Group to Expand Global Production Capacity

Will accompany expansion with realignment of worldwide supply network

Tokyo (August 9, 2002)—Bridgestone Corporation announced today that it and its subsidiaries will expand their collective production capacity worldwide. It also announced that the Bridgestone Group will realign the geographical distribution of production capacity for different kinds of products. Bridgestone and its subsidiaries will invest approximately ¥30 billion (about $250 million @$1 = ¥120) in the production expansion and realignment, according to the announcement.

The moves announced today are measures to cope with the shift toward larger sizes of passenger car tires in the industrialized nations and the growing demand for commodity-grade tires in the newly industrializing economies of Asia and elsewhere. Bridgestone will cease production of some commodity-grade tires in Japan and shift production capacity there to large sizes and high-performance models. The company will invest a total of approximately ¥5 billion (about $40 million) in increasing production capacity for high-value-added tires at its Kurume, Tosu, Hofu, Hikone, Tokyo and Nasu plants. Those plants' aggregate production capacity for the higher-value tires will increase 5,000 tires a day by the end of 2003.

-more-

In Asia, Bridgestone subsidiaries in Thailand and Indonesia will increase their production capacity for the commodity-grade tires to be phased out in Japan. Thai Bridgestone Co., Ltd., will invest approximately ¥10 billion (about $80 million) to increase the production capacity of its Nong Khae Plant 10,000 tires a day by the end of 2004. That will give the plant a daily production capacity of about 28,000 tires. P.T. Bridgestone Tire Indonesia will invest approximately ¥1 billion (about $8 million) to increase the production capacity of its Karawang Plant 3,000 tires a day by the end of 2003. That plant then will have a daily production capacity of about 18,000 tires. Bridgestone's Chinese subsidiary Bridgestone (Tianjin) Tire Co., Ltd., also will expand its production capacity. That company will invest approximately ¥1 billion (about $8 million) to increase its production capacity 3,000 tires a day by the end of 2003. It then will have a production capacity of 14,000 tires a day.

Bridgestone/Firestone Poland Limited Liability Company will invest approximately ¥7 billion (about $60 million) to increase its Poznan Plant's production capacity for large and high-performance tires 5,000 tires daily by 2004 year-end. The Poznan Plant then will have a daily production capacity of about 15,000 tires.

In Latin America, Bridgestone Group companies will expand their production capacity for commodity-grade passenger car tires, mainly for export to North America. Bridgestone/Firestone de Costa Rica, S.A. will invest approximately ¥5 billion (about $40 million) to increase the production capacity of its San Jose Plant 9,000 tires a day by the end of 2004. That plant then will have a daily production capacity of 12,000 tires. Bridgestone/Firestone de Mexico, S.A. de C.V. will invest approximately ¥1 billion (about $8 million) to increase the production capacity of its Cuernavaca Plant 1,000 tires a day by the end of 2002. The daily production capacity of that plant then will be 14,000 tires.

-more-

These increases and shifts in production capacity will make the Bridgestone Group more globally responsive to trends in demand. And the geographical optimization that they advance will make the group more cost-competitive overall.

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 79 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

-end-

FOR IMMEDIATE RELEASE
Contact: K. Kitawaki/S. Hata
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-Chome, Chuo-ku, Tokyo 104-8340 Japan
Phone: (03) 3563-6811
Fax: (03) 3567-4615

Bridgestone Corporation Announces First-Half Business and Financial Results for Fiscal 2002

Tokyo (August 9, 2002)—Bridgestone Corporation today announced its consolidated business and financial results for January 1 to June 30, 2002, the first half of the present fiscal year (January 1 to December 31, 2002). These results are for Bridgestone Corporation and its consolidated subsidiaries, collectively referred to below as "the Companies." Here is a summary of those results and of management's projections for the Companies' sales and earnings performance for the full fiscal year. Solely for the convenience of readers, the dollar figures have been calculated at US$1 = ¥119.50, the approximate exchange rate on June 30, the end of the first half of the fiscal year.

I. Results

A. Overall Results

1. Sales and earnings

	Jan.–June 2002	Jan.–June 2001	Change	
			Yen	Percent
	¥ million	¥ million	¥ million	
Net sales	¥1,093,535	¥1,027,519	+¥66,016	+6%
Ordinary income	¥55,695	¥31,355	+¥24,340	+78%
Interim net income (loss)	¥24,477	¥ (30,573)	+¥55,050	—

Characterizing the business environment during the first half of 2002 was a generally expansionary trend in the global economy. In contrast with that overall trend was the weak economic performance by Japan. Economic recovery has failed to gain convincing momentum there despite signs of an end to the nation's prolonged economic stagnation. Consumer spending remained weak, and private-sector capital spending declined. Bridgestone Corporation's business and financial performance benefited from the weakening of the yen, which continued until mid-May.

The Companies continued working during the interim period under review to cope optimally with the business environment. They continued to introduce appealing new products. They expanded and strengthened their sales networks worldwide and undertook wide-ranging efforts to promote sales. They raised productivity in manufacturing, improved efficiency in logistics and lowered costs throughout their operations.

Net sales in the interim period ended June 30, 2002, increased 6% over the same period of the previous year, to ¥1,093,535 million [$9,151 million]. That increase reflected the efforts described above and a net contribution from the weakening of the yen. The weakening of the Japanese currency amplified the yen-denominated value of sales outside Japan. Ordinary income increased 78%, over the same period of the previous year, to ¥55,695 million [$466 million], primarily because of improved profitability at the Companies' operations in the Americas. Net income totaled ¥24,477 million [$205 million], compared with a net loss in the same period of the previous year, which resulted from special charges in the Americas.

2. Financial position

		Jan.–June 2002	Jan.–June 2001	Change Yen
Net cash provided by operating activities		¥ million ¥151,443	¥ million ¥69,523	¥ million +¥81,920
Net cash used in investing activities		¥(49,833)	¥(65,257)	+¥15,424
Net cash provided by (used in) financing activities		¥(137,290)	¥97,623	¥(234,913)
Effect of exchange rate changes on cash and cash equivalents		¥(9,051)	¥3,128	¥(12,179)
Net increase (decrease) in cash and cash equivalents		¥(44,731)	¥105,017	¥(149,748)
Cash and cash equivalents	Beginning balance	¥238,913	¥116,075	+¥122,838
	Ending balance	¥194,181	¥221,092	¥(26,911)

The Companies' cash and cash equivalents totaled ¥194,181 million [$1,625 million] at the end of the period. Net cash provided by operating activities was ¥151,443 million [$1,267 million]. Income before income taxes and minority interests totaled ¥55,695 million [$466 million], compared with a pretax gain of ¥31,355 million in the same period of the previous year, as adjusted by restoring

noncash components that corresponded to special charges; depreciation and amortization totaled ¥62,067 million [$519 million], compared with ¥65,022 million in the same period of the previous year; and income tax refunds received totaled ¥34,634 million [$290 million], compared with income tax payments of ¥22,832 million in the same period of the previous year.

Net cash used in investing activities was ¥49,833 million [$417 million]. Payments for the acquisition of fixed assets totaled ¥51,125 million [$428 million], compared with ¥57,594 million in the same period of the previous year.

Net cash used in financing activities totaled ¥137,290 million [$1,149 million]. The cash flow associated with financing activities resulted primarily from the repayment of borrowings by the Companies' operations in the Americas, which was financed by an infusion of equity capital from Bridgestone Corporation. Payments for the repayment of long-term borrowings totaled ¥164,563 million [$1,377 million], compared with ¥43,981 million in the same period of the previous year, and short-term borrowings and commercial paper declined ¥8,871 million [$74 million], compared with an increase of ¥101,818 million in the same period of the previous year.

B. Segment Information

1. Information by industry segment

Notes:

1. The figures for segment sales include intersegment transactions.
2. The totals reflect eliminations for intersegment transactions and corporate items.

		Jan.–June 2002	Jan.–June 2001	Change	
				Yen	Percent
		¥ million	¥ million	¥ million	
Tires	Sales	¥865,353	¥798,960	+¥66,393	+8%
	Operating income	¥56,629	¥36,206	+¥20,423	+56%
Other	Sales	¥237,011	¥236,379	+632	+0.3%
	Operating income	¥16,252	¥15,748	+504	+3%
Total	Net sales	¥1,093,535	¥1,027,519	+¥66,016	+6%
	Operating income	¥73,135	¥52,351	+¥20,784	+40%

In the tire segment, the Companies' sales increased 8% over the same period of the previous year, to ¥865,353 million [$7,241 million], and their operating income increased 56%, to ¥56,629 million [$474 million]. The increase in sales reflected the Companies' efforts in introducing new products and in diverse marketing activities. It also reflected the positive effect of the weakening yen on yen-denominated sales. Operating income benefited from a sharp improvement in profitability in the Americas.

In other products, sales edged up 0.3% over the same period of the previous year, to ¥237,011 million [$1,983 million], and operating income increased 3%, to ¥16,252 million [$136 million]. Strong sales gains in export markets offset declines in Japanese sales of sporting goods, bicycles, precision components for office equipment and construction materials, which reflected weak demand.

2. Information by geographic segment

Notes:

1. The figures for segment sales include intersegment transactions.

2. The totals reflect eliminations for intersegment transactions and corporate items.

		Jan.–June 2002	Jan.–June 2001	Change	
				Yen	Percent
		¥ million	¥ million	¥ million	
Japan	Sales	¥484,395	¥480,607	+¥3,788	+1%
	Operating income	¥56,423	¥57,992	–¥1,569	–3%
The Americas	Sales	¥500,493	¥446,135	+¥54,358	+12%
	Operating income (loss)	¥4,773	¥ (8,935)	+¥13,708	—
Europe	Sales	¥118,045	¥109,407	+¥8,638	+8%
	Operating income	¥2,918	¥1,730	+¥1,188	+69%
Other	Sales	¥135,761	¥112,315	+¥23,446	+21%
	Operating income	¥10,956	¥8,007	+¥2,949	+37%
Total	Net sales	¥1,093,535	¥1,027,519	+¥66,016	+6%
	Operating income	¥73,135	¥52,351	+¥20,784	+40%

In Japan, sales edged up 1% over the same period of the previous year, to ¥484,395 million [$4,054 million], but operating income declined 3%, to ¥56,423 million [$472 million]. The Companies' Japanese unit sales increased solidly in replacement tires and in original equipment tires, and their Japanese exports increased to North America, Asia, the Middle East and Africa. That strength in tires offset a Japanese sales decline in other products. The decline in operating income reflected deteriorating market conditions in other products, which resulted from escalating competition.

In the Americas, sales increased 12% over the same period of the previous year, to ¥500,493 million [$4,188 million], and operating income totaled ¥4,773 million [$40 million] compared with an operating loss in the previous interim period. The Companies' unit sales increased solidly in truck and bus tires and also increased strongly in tires for passenger cars and minivans, led by growth in sales of Bridgestone-brand tires in the replacement market. That growth offset a unit sales decline in original equipment tires. Sales also benefited from the positive effect of the weakening of the yen. The improvement in operating profitability reflected the success of restructuring measures in raising rates of capacity utilization and lowering costs, as well as the contribution of sales gains.

In Europe, sales increased 8% over the same period of the previous year, to ¥118,045 million [$988 million], and operating income increased 69%, to ¥2,918 million [$24 million]. The Companies' unit sales of truck and bus tires grew steadily as a result of success in expanding business with large fleet operators and progress in expanding affiliated sales channels. That growth and the positive effect of the weakening of the yen offset the effect of a unit sales decline in tires for passenger cars and minivans, mainly in the original equipment market, which reflected sluggish demand. Operating income benefited from strategic marketing of high-value-added products and from measures to reduce costs.

In other regions, sales increased 21% over the same period of the previous year, to ¥135,761 million [$1,136 million], and operating income increased 37%, to ¥10,956 million [$92 million]. The Companies' unit sales increased in replacement tires and in original equipment tires on the strength of recovering demand and vigorous marketing efforts.

3. Dividends

The Board of Directors resolved at a meeting on August 9, 2002, to declare interim dividends of ¥8 [$0.07] per share, including an ordinary dividend of ¥6 [$0.05] and a special dividend of ¥2 [$0.02], with dividend payments to begin on September 2, 2002.

II. Projections

Management expects the business environment to remain challenging overall during the remainder of the fiscal year despite a generally expansionary trend in the world economy. Adverse factors include sluggish economic growth in Japan, rising prices for raw materials, the weakening of the U.S. dollar and U.S. stock prices since May.

In Japan, management expects demand for tires in 2002 to remain at about the same level as in 2001. They expect the Companies' unit sales of tires in 2002 to remain at about the same levels as in 2001 in replacement tires and in original equipment tires. Management expects continued growth in Bridgestone Corporation's unit exports of tires.

In the Americas, management expects demand for tires in 2002 to be strong. They expect unit sales of tires by the Companies' operations in the Americas to increase in 2002. Those operations are promoting sales growth in truck and bus tires by introducing new products, stepping up marketing efforts and earning supply contracts with large fleet operators. They also are promoting sales growth in passenger car and minivan tires through stepped-up marketing activities.

In Europe, management expects the Companies' unit sales of tires in 2002 to remain at about the same level as in 2001. A slight decline in demand for original equipment tires is offsetting strong demand for replacement tires.

Below is a summary of management's projections for sales and earnings in the full year, January to December 2002.

		Projection for Jan.–Dec. 2002	Results for Jan.–Dec. 2001	Change	
				Yen	Percent
		¥ million	¥ million	¥ million	
Net sales		¥2,220,000	¥2,133,825	+¥86,175	+4%
Ordinary income		¥135,000	¥74,401	+¥60,599	+81%
Net income		¥70,000	¥17,389	+¥52,611	+303%
¥/$ exchange rate (actual or assumed)	Interim average	¥129	¥120		+8%
	Full-year average	¥125	¥122		+3%

Management expects the dividends for the full year of 2002 to total ¥16 per share. They have declared interim dividends of ¥8 per share, including an ordinary

dividend of ¥6 and a special dividend of ¥2, and they expect to propose identical amounts for the year-end dividends.

Forward-Looking Statements

The preceding descriptions of projections and plans are "forward-looking statements," which involve known and unknown risks and uncertainties. Those variables could cause the Companies' actual performance and results to differ from management's projections and plans.

-end-

Attachment:

-Bridgestone Corporation Consolidated Financial Highlights

-Bridgestone Corporation Consolidated Segmental Information

-Bridgestone Corporation Non-consolidated Financial Highlights

BRIDGESTONE CORPORATION

Consolidated Financial Highlights

Six months ended June 30, 2002 and 2001

	Millions of yen		Percent	Millions of yen
	2002	2001	Changes	2001
FOR THE FIRST-HALF				**FOR THE YEAR**
Net sales	¥ **1,093,535**	¥ 1,027,519	+6.4	¥ 2,133,825
Operating profit	**73,135**	52,351	+39.7	118,023
Net earnings	**24,477**	(30,573)	-	17,389

	Yen	Yen	Percent	Yen
	2002	2001	Changes	2001
Per share data				
Net earnings				
Basic	¥ **28.44**	¥ (35.51)	-	¥ 20.20
Diluted	**28.39**	-	-	20.19
Cash dividends	**8.00**	8.00	-	16.00

	Millions of yen		Percent	Millions of yen
	2002	2001	Changes	2001
AT FIRST-HALF-END				**AT YEAR-END**
Total assets	¥ **2,161,398**	¥ 2,256,338	(4.2)	¥ 2,443,793
Shareholders' equity	**821,222**	803,490	+2.2	835,143

	Thousands of shares		Percent	Thousands of shares
	2002	2001	Changes	2001
Common stock issued and outstanding	**860,729**	860,821	-	860,795

Note:

Net earnings per share is computed based on the avarage number of common stock issued and outstanding during each period.

Segmental Information

Information by Industry Segment

Six months ended June 30, 2002

Millions of Yen

	Sales: Outside Customers	Sales: Inter-segment	Sales: Total	Operating profit
Tires	¥ 864,922	¥ 431	¥ 865,353	¥ 56,629
Others	228,613	8,397	237,011	16,252
Total	1,093,535	8,829	1,102,364	72,881
Elimination or corporate		(8,829)	(8,829)	254
Consolidated	1,093,535		1,093,535	73,135

Six months ended June 30, 2001

Millions of Yen

	Sales: Outside Customers	Sales: Inter-segment	Sales: Total	Operating profit
Tires	¥ 798,520	¥ 439	¥ 798,960	¥ 36,206
Others	228,998	7,380	236,379	15,748
Total	1,027,519	7,820	1,035,339	51,955
Elimination or corporate		(7,820)	(7,820)	395
Consolidated	1,027,519		1,027,519	52,351

Information by Geographic Area

Six months ended June 30, 2002

Millions of Yen

	Sales: Outside Customers	Sales: Inter-segment	Sales: Total	Operating profit
Japan	¥ 383,007	¥ 101,387	¥ 484,395	¥ 56,423
The Americas	497,700	2,793	500,493	4,773
Europe	115,894	2,151	118,045	2,918
Others	96,933	38,827	135,761	10,956
Total	1,093,535	145,160	1,238,695	75,071
Elimination or corporate		(145,160)	(145,160)	(1,936)
Consolidated	1,093,535		1,093,535	73,135

Six months ended June 30, 2001

Millions of Yen

	Sales: Outside Customers	Sales: Inter-segment	Sales: Total	Operating profit
Japan	¥ 392,100	¥ 88,507	¥ 480,607	¥ 57,992
The Americas	443,695	2,440	446,135	(8,935)
Europe	107,388	2,018	109,407	1,730
Others	84,334	27,980	112,315	8,007
Total	1,027,519	120,947	1,148,466	58,794
Elimination or corporate		(120,947)	(120,947)	(6,442)
Consolidated	1,027,519		1,027,519	52,351

BRIDGESTONE CORPORATION

Non-consolidated Financial Highlights
Six months ended June 30, 2002 and 2001

	Millions of yen		Percent	Millions of yen
	2002	2001	Changes	2001
FOR THE FIRST-HALF				**FOR THE YEAR**
Net sales	¥ **343,359**	¥ 332,325	+3.3	¥ 704,204
Operating profit	**52,035**	49,723	+4.6	117,722
Net earnings	**29,492**	(164,336)	-	(158,011)

	Yen	Yen	Percent	Yen
	2002	2001	Changes	2001
Per share data				
Net earnings				
Basic	¥ **34.26**	¥ (190.81)	-	¥ (183.55)
Cash dividends	**8.00**	8.00	-	16.00

	Millions of yen		Percent	Millions of yen
	2002	2001	Changes	2001
AT FIRST-HALF-END				**AT YEAR-END**
Total assets	¥ **1,364,499**	¥ 1,370,568	(0.4)	¥ 1,349,192
Shareholders' equity	**886,046**	876,921	+1.0	860,217

	Thousands of shares		Percent	Thousands of shares
	2002	2001	Changes	2001
Common stock issued and outstanding	**860,734**	861,245	(0.1)	860,795

Note: Net earnings per share is computed based on the average number of common stock issued and outstanding during each period.